February 11, 2010

Linda Stirling

Senior Counsel

U.S. Securities and Exchange Commission

Office of Disclosure and Review

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

RE:

Dunham Funds, File Nos. 333-147999, 811-22153

Dear Ms. Stirling:

On December 4, 2009, Dunham Funds (the "Registrant") filed Post-Effective Amendment No. 10 to its registration statement under the Securities Act of 1933 on Form N-1A.  On January 15, 2010, you provided oral comments.  For your convenience, I have summarized those comments below.  Please find below the Registrant's responses to those comments.  Any typographical corrections have been made throughout and are not enumerated in the following responses.  Additionally, any Item 4 responses will also be reflected in Item 9 disclosures but are not repeated for the sake of brevity.

1.

Comment.  Please correct the Maximum Sales Charge in the Shareholder Fees table so that they are consistent with the sales load disclosure under How to Buy Shares.

Response.  The requested correction has been made throughout.

2.

Comment.  For the Dunham Corporate/Government Bond Fund, under the Principal Investment Strategies section, please state whether the Fund will buy bonds of any maturity or if it will be restricted by maturity.

Response.  A sentence has been added to the second paragraph under the Principal Investment Strategies section stating that the bonds in the Fund's portfolio can be of any maturity.

3.

Comment.  For the Dunham Corporate/Government Bond Fund, under the Principal Investment Risks, remove Leveraging Risk or provide disclosure under Principal Investment Strategies that links this risk to the Fund's investments.

Response.  The risk disclosure has been removed.

4.

Comment.  For each Fund, in the first paragraph following "Performance," please remove the sentence "Total returns are calculated assuming reinvestment of all dividends and capital gains distributions, if any."

Response.  The requested deletion has been made throughout.

5.

Comment.  For each Fund, please provide a sample of the disclosure describing after tax computations that will follow the Average Annual Total Return table.

Response.  The following disclosure will be used.

"After-tax returns are estimated, and are based on the highest historical individual federal marginal income tax rates, and do not reflect the impact of state and local taxes; actual after-tax returns depend on an individual investor's tax situation and are likely to differ from those shown. If you own shares of the Fund in a tax-deferred account, such as an individual retirement account or a 401(k) plan, this information is not applicable to your investment, because such accounts are only subject to taxes upon distribution. In certain cases, after-tax returns may be higher than the other return figures for the same period. After tax returns for Class C and Class A shares, which are not shown, will vary from those of Class N."

6.

Comment.  For the Dunham High-Yield Bond Fund, under the Principal Investment Strategies section, please state whether the Fund will buy bonds of any maturity or if it will be restricted by maturity.

Response.  The first sentence under the Principal Investment Strategies section has been revised to include "of any maturity."

7.

Comment.  For the Dunham High-Yield Bond Fund, under the Principal Investment Strategies section, please describe what is meant by "attractive risk/reward characteristics."

Response.  The following has been added after the sentence referenced above to better explain attractive risk/reward characteristics.  "The sub-adviser measures a security's risk/reward ratio by its yield and expected probability of default when compared to a peer group of securities with similar credit risk."

8.

Comment.  For the Dunham Monthly Distribution Fund, in the second paragraph under the Principal Investment Strategies section, please reproduce a portion of the Item 9 disclosure "Shareholders receiving periodic payments from the Fund may be under the impression that they are receiving net profits.  However, all or a portion of a distribution may consist of a return of capital.  Shareholders should not assume that the source of a distribution from the Fund is net profit." so that shareholders are put on notice that may receive a return of capital. "

Response.  The second paragraph has been amended as requested.

9.

Comment.  For the Dunham Monthly Distribution Fund, add a Principal Investment Risk entitled "Distribution Policy Risk" so that shareholders are alerted to this risk.

Response.  The requested principal investment risk has been added.

10.

Comment.  Because the Dunham Monthly Distribution Fund, describes (i) Foreign Investing, (ii) Industry/Sector and (iii) Leveraging as Principal Investment Risks, please provide some linking reference to each risk under Principal Investment Strategies or remove the risk disclosure.

Response.  Additional disclosure has been added to further describe the Fund's strategies as including elements of foreign investing and leveraging to provide a link to principal investment risks.  Industry/Sector Risk has been deleted.

11.

Comment.  Under the Principal Investment Strategies section for the Dunham Appreciation & Income Fund, please add a description of (i) how individual securities are selected and (ii) specify how fixed income securities as an asset class are selected.

Response.  The following has been added to the sentence referenced above to better explain the balance of risk and reward characteristics.  "…when compared to a peer group of securities that the sub-adviser believes have similar risk of loss."  The following has been added to explain how individual fixed-income securities, and fixed-income as an asset class, are selected.  "The sub-adviser buys fixed-income securities that it believes have a higher expected total return when compared to competing convertible or equity securities.  Within the universe of fixed-income securities, the sub-adviser selects specific securities based upon their expected total return and expected probability of default when compared to a peer group of securities with similar credit risk.  The sub-adviser sells them when the issuer's economic fundamentals deteriorate or relative valuations between securities change."

12.

Comment.  Because the Dunham Appreciation & Income Fund describes (i) Derivatives and (ii) Industry/Sector as Principal Investment Risks, please provide some linking reference to each risk under Principal Investment Strategies or remove the risk disclosure.

Response.  Derivative Risk and Industry/Sector Risk have been deleted.

13.

Comment.  Because the Dunham Large Cap Value Fund, defines Large Cap by reference to the S&P 500 Index, please provide (i) some explanation or disclosure that the range of capitalization in the Index includes companies with capitalizations below, for example, $10 billion, or (ii) define Large Cap as above $10 billion, or (iii) define Large Cap as some percentage of capitalization within the Index.

Response.  The following has been added following the sentence describing the capitalization range of the S&P 500:  "The S&P 500 Index includes companies that some investors may not consider to be large capitalization."

14.

Comment.  For the Dunham Large Cap Value Fund, please add a description of how the sub-adviser selects individual securities for purchase and sale.

Response.  The Registrant believes the Prospectus already provides a detailed description of the sub-adviser's criteria for buying and selling securities in that it describes the sub-adviser's focus on comparative earnings, valuation, valuation targets and replacement by peers with lower valuation.  The Registrant believes that further details might tend to mislead investors because such details might not represent general principals, but rather highly specific situations that might not be part of the sub-adviser's mainstream criteria and common practice.

15.

Comment.  Because the Dunham Large Cap Value Fund describes Industry/Sector as a Principal Investment Risk, please provide some linking reference to this risk under Principal Investment Strategies or remove the risk disclosure.

Response.  Industry/Sector risk has been deleted.

16.

Comment.  Because the Dunham Real Estate Stock Fund's secondary investment objective is to "…exceed, over the long-term, the total return available from direct ownership of real estate with less risk than direct ownership", please (i) specify if this refers to residential or commercial real estate or both and (ii) explain under Principal Investment Strategies how the Fund has less risk and higher returns than direct ownership of real estate.

Response.  Additional details describing commercial and residential income producing properties and the risks that accompany individual properties has been added.

17.

Comment.  For the Dunham International Stock Fund, under the Principal Investment Strategies section, because the Fund has "International" in its name, please specify that the Fund will invest in the securities of at least three non-U.S. issuers.  Also, please describe how the Fund defines non-U.S. issuer.

Response.  A definition of non-U.S. issuer has been added as well as an undertaking to invest in at least 3 non-U.S. countries.

18.

Comment.  For the Dunham International Stock Fund, under the Principal Investment Strategies section, please provide greater detail describing how the sub-adviser selects individual securities for purchase or sale.

Response.  The Registrant believes the Prospectus already provides a detailed description of the sub-adviser's criteria for buying and selling securities in that it describes the sub-adviser's focus on a review of balance sheet structure, industry competitive position and valuation as determined by the sub-adviser's proprietary econometric valuation and analysis methodology.  The Registrant believes that further detail might tend to mislead investors because such details might not represent general principals, but rather highly specific situations that might not be part of the sub-adviser's mainstream criteria and common practice.

19.

Comment.  For the Dunham International Stock Fund, please add a currency risk disclosure under the Principal Investment Risks.

Response.  A currency risk disclosure has been added.

20.

Comment.  Because the Dunham International Stock Fund, describes (i) Derivatives, (ii) Industry/Sector and (iii) Emerging Markets as Principal Investment Risks, please provide some linking reference to each risk under Principal Investment Strategies or remove the risk disclosure.

Response.  The Registrant notes that the principal investment strategies section already describes derivatives and emerging market countries.  Industry/Sector risk has been deleted.

21.

Comment.  Because the Dunham Small Cap Value Fund defines Small Cap by reference to the Russell 2000 Value Index, please provide (i) some explanation or disclosure that the range of capitalization in the Index includes companies with capitalizations above, for example, $2 to $3 billion, or (ii) define Small Cap as below $2 billion, or (iii) define Small Cap as some percentage of capitalization within the Index.

Response.  The following has been added following the sentence describing the Russell 2000 Value Index:  "The Russell 2000 Value Index includes companies that some investors may not consider to be small capitalization."

22.

Comment.  Because the Dunham Small Cap Value Fund describes Industry/Sector as a Principal Investment Risk, please provide some linking reference to this risk under Principal Investment Strategies or remove the risk disclosure.

Response.  Industry/Sector risk has been deleted.

23.

Comment.  For the Dunham Large Cap Growth Fund, please define in greater detail how the sub-adviser evaluates expected "growth potential."

Response. The description of assessing growth potential has been revised to include, "…growth in revenue or profits…" and "…when compared to their peers." to clarify the sub-adviser's criteria.

24.

Comment.  Because the Dunham Large Cap Growth Fund, defines Large Cap by reference to the Russell 1000 Growth Index, please provide (i) some explanation or disclosure that the range of capitalization in the Index includes companies with capitalizations below $10 billion, or (ii) define Large Cap as above $10 billion, or (iii) define Large Cap as some percentage of capitalization within the Index.

Response.  The following has been added following the sentence describing the capitalization range of the Russell 1000 Growth Index:  "The Russell 1000 Growth Index includes companies that some investors may not consider to be large capitalization."

25.

Comment.  Because the Dunham Large Cap Growth Fund describes Industry/Sector as a Principal Investment Risk, please provide some linking reference to this risk under Principal Investment Strategies or remove the risk disclosure.

Response.  Industry/Sector risk has been deleted.

26.

Comment.  When describing portfolio managers' dates of service to the Fund, please be more precise in describing the from-to dates of service for Mr. Villagran.

Response.  Additional detail has been added to the description of Mr. Villagran's employment history.

27.

Comment.  Because the Dunham Small Cap Growth Fund, defines Small Cap by reference to the S&P SmallCap 600 Index, please provide (i) some explanation or disclosure that the range of capitalization in the Index includes companies with capitalizations, for example, above $2 to $3 billion, or (ii) define Small Cap as below $2 billion, or (iii) define Small Cap as some percentage of capitalization within the Index.

Response.  The following has been added following the sentence describing the capitalization range of the S&P SmallCap 600 Index.  "The S&P SmallCap 600 Index includes companies that some investors may not consider to be small capitalization."

28.

Comment.  Because the Dunham Small Cap Growth Fund describes Industry/Sector as a Principal Investment Risk, please provide some linking reference to this risk under Principal Investment Strategies or remove the risk disclosure.

Response.  Industry/Sector risk has been deleted.

29.

Comment.  Because the Dunham Emerging Markets Stock Fund describes Industry/Sector as a Principal Investment Risk, please provide some linking reference to this risk under Principal Investment Strategies or remove the risk disclosure.

Response.  Industry/Sector risk has been deleted.

30.

Comment.  Under the Item 6 disclosure Purchase and Sales of Fund Shares, consider using a table to summarize the minimum investment information.  Also, delete the last sentence of the first paragraph which states "In general, minimum initial investment requirements may be waived by the adviser."

Response.  The Registrant has considered using a table style of presentation, but did not feel that it was sufficiently helpful to warrant a change.  The requested deletion has been made.

31.

Comment.  Under the Item 10 disclosures for portfolio managers for the Dunham Monthly Distribution Fund, please remove references to working at the SEC from Mr. Behren's biographical sketch.

Response.  The Registrant believes Mr. Behren's work history would be of interest to shareholders and does not believe that shareholders would be misled by reference the SEC because there no claim of endorsement or approval by the SEC.

Please contact me at (513) 352-6725, if you require any further information.

Sincerely,

/s/ JoAnn M. Strasser